Exhibit 99.1

Arco Reports Third Quarter 2022 Results

Arco concluded the 2022 cycle with organic net revenue growth of 34% over the 2021 cycle at R$1,561 million (100% ACV recognition) and improved profitability

São Paulo, Brazil, December 1st, 2022 – Arco Platform Limited, or Arco or Company (Nasdaq: ARCE), today reported financial and operating results for the third quarter ended September 30th, 2022.

We are concluding the 2022 cycle with 100% ACV bookings recognition, leading to a 48% top line growth and an increase in profitability. Initiatives put in place this year were a great first step in a long path towards improving efficiency and integration, reducing redundancy, and making Arco a more agile company to better service our partner schools and generate greater value to our shareholders. In this context free cash flow is a key success metric for our management team, together with growth, which, with a now comprehensive portfolio that includes pedagogical, financial and software solutions, will be powered by a more mature cross-selling strategy.
Ari de Sá Neto, CEO and founder

Note: Please see Adjusted EBITDA Reconciliation on page 17 and Adjusted Net Income Reconciliation on pages 17 and 18.

Cycle Highlights

Arco concluded the 2022 cycle with net revenue of R$1,561 million (100% recognition of the 2022 ACV bookings provided at the beginning of the year), a 47.7% increase year-over-year (or 33.8% organic top line growth YoY). Net revenue for Core solutions totaled R$1.237 million (+46.9% YoY), while net revenue for Supplemental solutions totaled R$325 million (+50.7% YoY).

Cash gross profit was R$1,249 million (+49.0% YoY), leading to an 80.0% cash gross margin (versus 79.3% for the 2021 cycle).

Integration and efficiency initiatives contributed to an adjusted EBITDA of R$526 million for the 2022 cycle, translating into a 230-basis point expansion in adjusted EBITDA margin to 33.7%.

Note: Cycle figures include: (i) 4Q revenues from previous year (excluding impact in top line and cost from cut-off related to content from previous cycle delivered after September 30th) and (ii) nine-month revenue for the year (plus impact in top line and cost from cut-off related to content from current cycle delivered after September 30th). 2022 cycle figures exclude new business developed in the year (pilot of managerial & financial solution).

1) Businesses acquired in 2021 (Me Salva, Eduqo, Edupass, COC, Dom Bosco) and 2022 (PGS, Mentes).

3Q22 and 9M22 Highlights

Net revenue for the third quarter was R$253.9 million, a 38.6% YoY increase, with Core solutions totaling R$207.1 million (+38.1% YoY) and Supplemental solutions totaling R$46.8 million (+40.5% YoY). For the first nine months of 2022, net revenue increased 42.1% YoY to R$1,096.1 million, with Core solutions increasing 49.8% to R$920.6 million and Supplemental solutions increasing 12.1% to R$175.5 million. Excluding recent M&A1, net revenue increased 19.5% YoY in 3Q22 and 28.6% YoY in 9M22 YoY.

1 Recent M&As refer to businesses acquired in 2021 (Me Salva, Eduqo, Edupass, COC, Dom Bosco) and 2022 (PGS, Mentes).

Cash gross margin (gross margin excluding depreciation and amortization) was 81.4% in 3Q22 (vs. 79.7% in 3Q21). For the first nine months of 2022, cash gross margin was 78.3% (vs. 78.7% in 9M21). The positive results from our integration and efficiency initiatives were key to partially offset non-recurring costs resulting from late additional orders of pedagogical materials by our partner schools in the second quarter, as rush printing costs are on average 25% higher than regular printing costs and books were shipped using express tariffs and through more expensive shipping methods (air, dedicated trucks). In the first nine months of 2022, Arco delivered R$33 million in cost savings, above the total amount expected in cost savings for the full year.

Higher selling expenses excluding depreciation and amortization at R$128.5 million in 3Q22 (+42.1% YoY) and R$413.8 million (+47.7% YoY) in the first nine months of 2022 reflect (i) higher investments in commercial activities (identifying and developing leads and cross sell opportunities, intensifying pedagogical support to partner schools, resumption of in-person interactions and events, among others), which are key to fostering strong growth potential opportunities and capturing more market share over time in both Core and Supplemental segments, and (ii) higher inflation for the period (mainly impacting travel expenses). Excluding recent M&A¹, selling expenses increased 35.5% in 3Q22 and 41.3% in 9M22. As a result of the diligent cash collection process and its close relationship with partner schools, Arco was able to improve the quality of its receivables, resulting in a consistent decrease in allowance for doubtful accounts.

Allowance for doubtful accounts (R$M)	3Q22	3Q21	YoY	2Q22	QoQ	9M22	9M21	YoY
Allowance for doubtful accounts	(1.9)	6.0	N/A	0.4	N/A	(8.5)	16.5	N/A
% of net revenue	- 0.8%	3.3%	-4.1 p.p.	-0.1%	0.7p.p.	-0.8%	2.1%	-2.9 p.p.

General and administrative expenses (G&A) continue to show the trend of a more integrated back-office strategy. In 3Q22, G&A expenses excluding depreciation and amortization were R$70.5 million (-29.1% YoY) and represented 27.8% of net revenue (versus 54.2% in 3Q21). Excluding recent M&A¹, G&A expenses decreased to R$67.7 million (-31.7% YoY) in 3Q22. Share-based compensation plan expenses increased 47.4% YoY in 3Q22 (excluding Geekie’s SOP[2] in 2021), representing 8.5% of 3Q22 revenue (vs. 8.0% of revenue in 3Q21). For the first nine months of 2022, G&A expenses excluding depreciation and amortization were R$209.1 million (-4.6% YoY) and represented 19.1% of net revenue (versus 28.4% in 9M21). Excluding the effects of recent M&A¹, G&A expenses decreased 10.7% YoY in 9M22 to R$194.2 million. Share-based compensation plan expenses increased 24.3% YoY in 9M22, representing 3.7% of 9M22 revenue (vs. 4.3% of revenue in 9M21). From a cost savings perspective, Arco surpassed its initial goal for the year, delivering G&A savings of R$59 million in 9M22, above the R$47 million goal for the full year.

Adjusted EBITDA was R$37.2 million in 3Q22 (+135.1% YoY), with an adjusted EBITDA margin of 14.6% (versus 8.6% in 3Q21). As for the first nine months of 2022, adjusted EBITDA increased 42.6% YoY to R$294.5 million, and adjusted EBTIDA margin was 26.9% (versus 26.8% in 9M21). We expect the 2022 full year adjusted EBITDA margin to be around the bottom of the 36.5% and 38.5% guidance range we provided at the beginning of the year.

Adjusted net income (loss) in 3Q22 was R$(61.9) million, with an adjusted net margin of -24.4% (versus -11.9% in 3Q21), impacted by higher finance expenses and depreciation and amortization. For the nine-month period ended

2 As part of Geekie’s acquisition, Arco acquired management future stake in Geekie, resulting from the exercise of their existing SOP. The fair value of SOP was calculated using the same valuation method as the accounts payable to selling shareholders for the acquisition of the remaining interest, resulting in the final transaction price, which were updated quarterly for Geekie’s most recent fair value, until was settle in Jun/2022.

September 30th, 2022, adjusted net income was R$(51.8) million, with an adjusted net margin of -4.7% (versus 7.0% in 9M21).

A solid cash collection process in the quarter led to an important improvement in the quality of accounts receivable, with a reduction in days of sales outstanding (DSO) to 98 days in 3Q22 from 141 days in 2Q22 and 104 days in 3Q21, and a 2.1 p.p. reduction in delinquency levels to 4.0% in 3Q22 from 5.6% in 2Q22 and 6.1% in 3Q21.

Days of sales outstanding	Sep. 30, 2022	Sep. 30, 2021	YoY	June 30, 2022	QoQ
Trade receivables (R$M)	510.9	382.3	34%	687.6	-26%
(-) Allowance for doubtful accounts	77.4	77.1	0%	79.7	-3%
Trade receivables, net (R$M)	433.5	305.1	42%	607.8	-29%
Net revenue LTM pro-forma¹	1,614.5	1,073.2	50%	1,568.9	3%
Adjusted DSO	98	104	-6%	141	-30%

1) Calculated as net revenue for the last twelve months added to the pro forma revenues from businesses acquired in the period to accurately reflect the Company’s operations.

Arco’s corporate restructuring is ongoing. In October, Arco concluded the incorporation of Geekie into CBE (Companhia Brasileira de Educação e Sistemas de Ensino, Arco’s wholly-owned entity which incorporates acquired businesses), leading to estimated future annual income tax savings of approximately R$17million. Future incorporations include Pleno (2023), Escola da Inteligência (2023) and SAE Digital (2024). As we keep incorporating other businesses into CBE, we expect to capture additional tax benefits and therefore further reduce our effective tax rate, currently at 8.7% in 9M22 (versus 17.3% in 9M21).

Intangible assets - net balances (R$M)	Sep. 30, 2022	Sep. 30, 2021	YoY	June 30, 2022	QoQ
Business Combination	2,922.5	2,334.6	25%	2,949.9	-1%
Trademarks	479.6	437.3	10%	488.8	-2%
Customer relationships	246.4	261.4	-6%	255.8	-4%
Educational system	215.7	209.6	3%	224.6	-4%
Softwares	9.8	11.4	-14%	8.6	14%
Educational platform	4.7	5.7	-18%	4.4	7%
Others¹	15.4	16.4	-6%	16.8	-8%
Goodwill	1,950.9	1,392.8	40%	1,950.9	0%
Operational	279.8	206.5	35%	288.1	-3%
Educational platform²	178.1	141.7	26%	200.1	-11%
Softwares	77.1	53.0	45%	77.1	0%
Copyrights	24.6	11.8	108%	10.8	127%
Customer relationships	0.1	0.1	-35%	0.1	-35%
TOTAL	3,202.2	2,541.2	26%	3,238.0	-1%
1)	Non-compete agreements and rights on contracts.

2)	Includes content development in progress.

Amortization of intangible assets (R$M)	3Q22	3Q21	YoY	2Q22	QoQ	9M22	9M21	YoY
Business Combination	(79.2)	(55.9)	42%	(73.5)	8%	(213.0)	(165.9)	28%
Trademarks	(8)	(6.5)	20%	(8.0)	-3%	(23.5)	(19.3)	22%
Customer relationships	(9.7)	(8.6)	13%	(9.4)	3%	(28.2)	(25.6)	10%
Educational system	(8.9)	(8.1)	9%	(9.4)	-6%	(27.6)	(24.2)	14%
Softwares	(0.7)	(0.9)	-22%	(0.7)	1%	(2.1)	(2.1)	0%
Educational platform	(0.2)	(0.3)	-17%	(0.2)	24%	(0.6)	(0.7)	-7%
Others¹	(1.4)	(1.3)	4%	(1.5)	-10%	(4.3)	(3.6)	18%
Goodwill	(50.6)	(30.1)	68%	(44.3)	14%	(126.8)	(90.3)	40%
Operational	(34.2)	(22.8)	50%	(29.1)	17%	(92.8)	(61.6)	51%
Educational platform²	(26.8)	(16.3)	64%	(21.7)	24%	(70.8)	(45.3)	56%
Softwares	(5.6)	(4.5)	24%	(5.4)	4%	(16.2)	(10.1)	60%
Copyrights	(1.6)	(2.0)	-20%	(1.8)	-11%	(5.3)	(6.1)	-13%
Customer relationships	(0.2)	-	NA	(0.2)	-10%	(0.5)	(0.1)	380%
TOTAL	(113.4)	(78.7)	44%	(102.6)	11%	(305.9)	(227.5)	34%

1) Non-compete agreements and rights on contracts. 2) Includes content development in progress.

Amortization of intangible assets (R$M)	Impacts P&L	Originates tax benefit	Amortization with tax benefit in 3Q22²
			Amortization	Tax benefit	Impact on net income
Business Combination			(58.8)	20.0	(38.8)
Trademarks	Yes	Yes²	(2.0)	0.7	(1.3)
Customer relationships	Yes	Yes²	(2.9)	1.0	(1.9)
Educational system	Yes	Yes²	(3.3)	1.1	(2.2)
Educational platform	Yes	Yes²	0.5	(0.2)	0.4
Others¹	Yes	Yes²	(0.5)	0.2	(0.4)
Goodwill	No	Yes²	(50.6)	17.2	(33.4)
Operational	Yes	Yes	(34.2)	11.6	(22.6)
TOTAL			(93.0)	31.6	(61.4)

1) Non-compete agreements and rights on contracts. 2) Amortizations are tax deductible only after the incorporation of the acquired business.

Amortization of intangible assets from business combination that generate tax benefit – breakdown by type (R$M)	Businesses with current tax benefit					Undefined²
	2022¹	2023	2024	2025	2026+
Trademarks	21	27	27	27	318	66
Customer relationships	21	25	25	25	59	111
Educational system	25	27	27	27	106	32
Software license	-	-	-	-	-	11
Rights on contracts	1	1	1	1	3	1
Others	2	2	2	1	1	10
Goodwill	183	237	231	227	761	355
Total	253	319	313	308	1.247	587
Maximum tax benefit	86	108	106	105	424	199

1) Considers the maximum tax benefit for full year 2022. In 3Q22 we have benefited from R$17.6 million (totalizing R$44.6 million in 9M22). 2) Businesses with future tax benefit (not yet incorporated).

Amortization of intangible assets from business combination that generate tax benefit – breakdown by solutions (R$M)	Businesses with current tax benefit					Undefined²
	2022¹	2023	2024	2025	2026+
Geekie	7	42	42	42	279	-
NAVE	9	9	9	9	11	-
P2D3	57	89	89	89	364	-
Positivo, Conquista, PES English	170	170	170	169	593	-
Other Companies	10	10	4	-	-	-
Acquired companies not yet incorporated	N/A	N/A	N/A	N/A	N/A	587
Total	253	319	313	308	1.247	587
Maximum tax benefit	86	108	106	105	424	199

1) Considers the maximum tax benefit for full year 2022. In 3Q22 we have benefited from R$17.6 million (totalizing R$44.6 in 9M22). 2) Businesses with future tax benefit (not yet incorporated). 3) Refer to COC and Dom Bosco solutions acquired in 2021.

CAPEX in 3Q22 was R$30.9 million, representing 12.2% of net revenue (versus 21.4% of net revenue in 3Q21). For 9M22, CAPEX totaled R$121.1 million, or 11.1% of net revenue (versus 14.8% of net revenue in 9M21), and within the guidance range of 10.0% to 12.0% of net revenue for 2022 full year we provided in 3Q21.

CAPEX (R$M)	3Q22	3Q21	YoY	2Q22	QoQ	9M22	9M21	YoY
Acquisition of intangible assets¹	27.0	35.0	-23%	41.5	-35%	108.8	104.8	4%
Educational platform - content development	0.9	13.4	-93%	4.5	-80%	9.3	31.7	-71%
Educational platform - platforms & tech	15.2	8.5	79%	17.9	-15%	57.7	35.7	62%
Software	7.7	10.5	-27%	16.5	-54%	34.5	30.2	14%
Copyrights and others	3.2	2.5	29%	2.6	22%	7.3	7.2	2%
Acquisition of PP&E	3.9	4.0	-2%	1.7	128%	12.3	9.5	30%
TOTAL¹	30.9	39.0	-21%	43.2	-29%	121.1	114.3	6%

1) For 9M22 excludes R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22) from the accounting CAPEX of R$135.4 million.

Cash from operations for 3Q22 and 9M22 were R$89.7 million (from R$74.1 million in 3Q21) and R$384.1 million (from R$276.5 million in 9M21), respectively. Free cash flow to firm[3] in 3Q22 increased 253.5% YoY to R$55.7 million, representing 22.0% of net revenues (vs. 8.6% of net revenue in 3Q21). For the nine-month period ended September 30th, 2022, free cash flow to firm also presented a significant improvement, increasing 131.9% YoY to R$212.4 million, or 19.4% of net revenue (vs. 11.9% in 9M21).

Free cash flow to firm (managerial)	9M21	% of net revenue	9M22	% of net revenue	YoY
Adjusted EBITDA	206.5	26.8%	294.5	26.9%	+43%
(+/-) Noncash adjustments	(2.4)	-0.3%	(12.6)	-1.2%	+430%
(+/-) Working capital	72.5	9.4%	102.2	9.3%	+41%
(-) Income taxes paid	(70.7)	-9.2%	(50.6)	-4.6%	-28%
(-) CAPEX¹	(114.3)	-14.8%	(121.1)	-11.1%	+6%
Free cash flow to firm (managerial)	91.6	11.9%	212.4	19.4%	+132%

1) Excludes R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22) from the accounting CAPEX of R$135.4 million for 9M22

Arco’s cash and cash equivalents plus financial investments position as of September 30th, 2022, was R$1,015 million, while financial debt and accounts payable to selling shareholders were R$2,797 million, leading to a net debt of R$1,782 million. As part of Arco’s balance sheet management strategy, on August 5th, 2022, we announced the closing of a new Debentures issuance amounting to R$1,200 million. Net proceeds were partially used to prepay the Debentures issued in August 2021, and the balance was used to strengthen Arco’s cash position while extending its debt maturity profile. The new Debentures mature on August 3rd, 2027, with principal to be amortized in three equal installments payable on August 3rd, 2025, August 3rd, 2026, and August 3rd, 2027, and bear interest at CDI +2.30% per annum, payable semi-annually on February 3rd and August 3rd.

3 Please reference page 19 (reconciliation of free cash flow) for additional details.

1) Excludes Convertible notes: considers the conversion into equity of the convertible senior notes with no future disbursement of principal (US$150 M) issued on Nov 30, 2021. These notes mature in 7 years, on Nov 15, 2028, and bear interest at 8% per year fixed in Brazilian reais (R$66 M per year). 2) Sum of cash and cash equivalents and financial investments (short-term and long-term). 3) Amount subject to an arbitration process. Please reference Note 21 of the Financial Statements as of September 30th, 2022, for additional details.

We had another strong commercial cycle for the 2023 school year, with a new student intake and upsell for both Core and Supplemental solutions indicating healthy organic growth YoY. Retention rates remained consistent with historical trends and average price increase was 2-3 p.p. above inflation (considers expected inflation – IPCA – of 5.88% for 2022 and 5.01% for 2023, as per Brazilian Central Bank Focus Report as of November 18th, 2022). Cross-sell initiatives were again a key driver to our go-to-market strategy, leading to a ~2 p.p. increase in the number of schools in our core base with at least one Supplemental solution to ~17% (from ~15% in 2022 school year). We are providing a 2023 ACV guidance for our pedagogical solutions of approximately R$1,930 million, which represents approximately 24% organic growth versus 2022 cycle net revenues of R$1,561 million.

COC, one of our recently acquired Core solutions had positive results for its first commercial cycle post acquisition, with a 17-point increase in the NPS to 66 leading to a 15 p.p. improvement in retention rate for the 2023 school year to 95%. We were able to implement significant price increases for the 2023 cycle (~4 p.p. above expected inflation). Finally, the year-over-year ACV growth was over 30%.

We are also providing an adjusted EBITDA margin guidance range for 2023 fiscal year for our pedagogical solutions of 36.5% to 38.5%, in line with the range provided for 2022 fiscal year, and a CAPEX as a percentage of revenue guidance range for 2023 fiscal year of 8.0% to 10.0%, below the 10.0% to 12.0% range provided for 2022 fiscal year. The expansion of our adjusted EBITDA – CAPEX as a percentage of revenue metric reflects Arco’s integration initiatives and corporate restructuring in place as Arco paves the way to become a portfolio hub of education solutions and a more efficient company, including (i) strategic sourcing, (ii) supply chain: printing costs & freight, (iii) IT systems optimization, (iv) corporate reorganization, (v) supplemental synergies, (vi) sales & operations planning, (vii) increased cooperation among core units, and (viii) technology integration.

1) For historical comparison purpose the chart above shows the 2021 adj. EBITDA margin excluding M&A announced after guidance disclosure. Consolidate adj. EBITDA margin for 2021, including M&A announced in 2021 after the guidance disclosure, was 35.0%.

Arco initiated its efficiency and integration agenda in 2021, with the goal of improving our operations, internal processes, and capital allocation strategy, leading to enhanced cash generation and generating more value to our shareholders. Accordingly, free cash flow became a key success metric to management, with three main drivers: (i) continuous margin expansion, (ii) return of capex to pre-covid levels as a percentage of revenue (at high single-digit rates), and (iii) normalization of working capital.

Finally, the Brazilian antitrust agency (CADE) approved the isaac acquisition on November 16th. The transaction is expected to close on January 2nd, 2023.

Conference Call Information

Arco will discuss its third quarter 2022 results today, December 1st, 2022, via a conference call at 5 p.m. Eastern Time (6 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 4090-1621. For enhanced audio connection investors may connect through Web Phone (access code: 7636515).

An audio replay of the call will be available through December 7th, 2022, by dialing +55 (11) 3193-1012 and entering access code 1608874#. A live and archived Webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-GAAP financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin, Taxable Income Reconciliation and Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Managerial Free Cash Flow and which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan and restricted stock units, plus provision for payroll taxes (restricted stock units), plus/minus M&A related (gains) losses and expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit (loss) for the year, plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), plus/minus changes in accounts payable to selling shareholders (which refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs), plus interest income (expenses), net (which refers to interest expenses related to accounts payable to selling shareholders from business combinations adjusted by fair value), plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus/minus non-cash adjustments related to Derivatives and Convertible Notes, plus M&A expenses (expenses related to acquisitions, and legal services mainly due to International School arbitration), minus other changes to equity accounted on investees, plus non-recurring expenses, which are related to consulting expenses for Sarbanes-Oxley implementation, plus effects related to COVID-19 pandemic, which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year and plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income (which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets).

For purposes of the calculation of Adjusted Net Income for the year ended December 31, 2021, we have excluded the following adjustments that we applied to the calculation of Adjusted Net Income for prior periods: (i) Interest income (expenses) linked to a fixed rate (we will maintain the adjustment for Interest income (expenses) that refers to adjustments by fair value); (ii) Foreign exchange effects on cash and cash equivalents and (iii) share of loss of equity accounted investees and. These adjustments will not be applied to the calculation of Adjusted Net Income going forward. We believe that eliminating these adjustments from our calculation of Adjusted Net Income for the year ended December 31, 2021 and going forward does not impact our investors’ ability to assess our results of operations. We have not retroactively restated Net Adjusted Income for the periods prior to 2021.

We calculate Managerial Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets, less M&A-related payments. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Managerial Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Managerial Free Cash Flow may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/

Arco Platform Limited

Interim condensed consolidated statements of financial position

	September 30,	December 31,
(In thousands of Brazilian reais)	2022	2021
Assets	(unaudited)
Current assets
Cash and cash equivalents	314,015	211,143
Financial investments	661,465	973,294
Trade receivables	433,491	593,263
Inventories	231,470	158,582
Recoverable taxes	65,069	38,811
Derivative financial instruments	-	301
Related parties	3,838	4,571
Other assets	87,948	66,962
Total current assets	1,797,296	2,046,927

Non-current assets
Financial investments	39,057	40,762
Derivative financial instruments	-	560
Related parties	-	6,819
Recoverable taxes	12,657	22,216
Deferred income tax	367,340	321,223
Other assets	73,916	57,534
Investments and interests in other entities	121,787	126,873
Property and equipment	64,558	73,885
Right-of-use assets	25,229	35,960
Intangible assets	3,202,214	3,257,360
Total non-current assets	3,906,758	3,943,192

Total assets	5,704,054	5,990,119

	September 30,	December 31,
(In thousands of Brazilian reais)	2022	2021
Liabilities	(unaudited)
Current liabilities
Trade payables	152,336	103,292
Labor and social obligations	108,087	157,601
Lease liabilities	20,688	20,122
Loans and financing	58,772	228,448
Derivative financial instruments	2,671	-
Taxes and contributions payable	5,384	7,953
Income taxes payable	13,468	37,775
Advances from customers	5,731	35,291
Accounts payable to selling shareholders	879,418	799,553
Other liabilities	5,188	3,176
Total current liabilities	1,251,743	1,393,211

Non-current liabilities
Labor and social obligations	1,179	661
Lease liabilities	10,611	22,996
Loans and financing	1,853,495	1,602,879
Derivative financial instruments	63,947	223,561
Provision for legal proceedings	2,821	1,398
Accounts payable to selling shareholders	653,917	869,233
Other liabilities	365	946
Total non-current liabilities	2,586,335	2,721,674

Equity
Share capital	11	11
Capital reserve	2,103,699	2,203,857
Treasury shares	(114,701)	(180,775)
Share-based compensation reserve	98,785	90,813
Accumulated losses	(221,818)	(238,672)
Total equity	1,865,976	1,875,234

Total liabilities and equity	5,704,054	5,990,119

Arco Platform Limited

Interim condensed consolidated statements of income

	Three-month period ended September 30,		Nine-month period ended September 30,
(In thousands of Brazilian reais, except earnings per share)	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	253,922	183,267	1,096,096	771,240
Cost of sales	(62,820)	(44,766)	(312,452)	(199,994)
Gross profit	191,102	138,501	783,644	571,246

Operating expenses:
Selling expenses	(153,549)	(114,982)	(492,341)	(353,367)
General and administrative expenses	(85,518)	(109,867)	(251,655)	(246,161)
Other income, net	(1,714)	413	17,356	2,913
Operating profit	(49,679)	(85,935)	57,004	(25,369)

Finance income	105,629	20,353	479,244	42,407
Finance costs	(159,511)	(124,947)	(523,097)	(209,239)
Finance result	(53,882)	(104,594)	(43,853)	(166,832)

Share of loss of equity-accounted investees	(4,284)	(5,575)	(24,220)	(8,326)

(Loss) profit before income taxes	(107,845)	(196,104)	(11,069)	(200,527)
Income taxes - income (expense)
Current	(4,385)	(1,246)	(18,194)	(37,143)
Deferred	39,766	53,290	46,117	85,402
Total income taxes – income (expense)	35,381	52,044	27,923	48,259
Net (loss) profit for the period	(72,464)	(144,060)	16,854	(152,268)

Basic earnings per share – in Brazilian reais
Class A	(1.30)	(2,53)	0.30	(2.67)
Class B	(1.30)	(2,53)	0.30	(2.67)
Diluted earnings per share – in Brazilian reais
Class A	(1.30)	(2,53)	0.30	(2.67)
Class B	(1.30)	(2,53)	0.30	(2.67)

Weighted-average shares used to compute net (loss) profit per share:
Basic	55,807	56,902	55,940	57,109
Diluted	55,807	57,122	61,228	57,329

Arco Platform Limited

Interim condensed consolidated statements of cash flows

	Three-month period ended September 30,		Nine-month period ended September 30,
(In thousands of Brazilian reais)	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
Loss before income taxes	(107,845)	(196,104)	(11,069)	(200,527)
Adjustments to reconcile loss before income taxes to cash from operations
Depreciation and amortization	55,617	42,605	195,700	136,080
Inventory reserves	9,264	5,579	22,603	12,965
Provision (reversal) for expected credit losses	(1,919)	5,987	(8,522)	16,486
Loss (profit) on sale/disposal of property and equipment and intangible	2	87	(190)	222
Fair value change in financial derivative	(58,589)	-	(154,562)	-
Fair value adjustment in accounts payable to selling shareholders	-	74,664	(26,320)	75,153
Share of loss of equity-accounted investees	4,284	5,575	24,220	8,326
Share-based compensation plan	17,706	41,760	26,752	57,315
Accrued interest on loans and financing	72,549	11,705	178,093	20,610
Interest accretion on accounts payable to selling shareholders	47,268	30,802	136,942	84,826
Interest from financial investment	(24,763)	(6,421)	(63,116)	(14,916)
Interest on lease liabilities	1,001	1,204	3,288	3,361
Provision for legal proceedings	1,317	248	1,423	37
Provision for payroll taxes (restricted stock units)	3,871	1,259	788	2,686
Foreign exchange (income) expenses, net	21,316	(1,945)	(22,346)	2,147
Gain on changes of interest of investment	46	-	(17,712)	-
Other financial expense (income), net	(987)	1,792	(4,115)	(706)
	40,138	18,797	281,857	204,065
Changes in assets and liabilities
Trade receivables	170,531	95,594	166,187	95,979
Inventories	(47,514)	(6,372)	(75,185)	(18,339)
Recoverable taxes	(16,421)	(5,463)	(7,973)	(2,996)
Other assets	9,867	(12,776)	(25,210)	(21,231)
Trade payables	(2,593)	21,809	49,044	29,034
Labor and social obligations	324	1,069	26,069	11,325
Taxes and contributions payable	(1,671)	(1,388)	(2,649)	(6,471)
Advances from customers	(55,201)	(36,559)	(29,560)	(16,574)
Other liabilities	(7,713)	(574)	1,515	1,730
Cash from operations	89,747	74,137	384,095	276,522
Income taxes paid	(3,101)	(19,167)	(50,575)	(70,684)
Interest paid on lease liabilities	(1,250)	(918)	(3,596)	(2,521)
Interest paid on accounts payable to selling shareholders	(1,702)	(1,031)	(38,616)	(5,254)
Interest paid on loans and financing	(115,856)	(5,461)	(147,848)	(13,406)
Payments for contingent consideration	(146)	-	(70,687)	(332)
Payments for stock options	-	-	(75,578)	-
Net cash flows from operating activities	(32,308)	47,560	(2,805)	184,325

Investing activities
Acquisition of property and equipment	(3,925)	(4,010)	(12,323)	(9,542)
Payment of investments and interests in other entities	(14)	(53,538)	(32)	(126,760)
Acquisition of subsidiaries, net of cash acquired	-	(15,839)	-	(31,056)
Payments of accounts payable to selling shareholders	(1,270)	(8,449)	(1,270)	(101,285)
Acquisition of intangible assets	(26,976)	(35,190)	(123,029)	(104,733)
Maturity of financial investments	(264,243)	213,374	376,650	366,309
Loans to related parties	1	-	(4,811)	-
Net cash flows from (used in) investing activities	(296,427)	96,348	235,185	(7,067)
Financing activities
Purchase of treasury shares	(1,523)	(25,069)	(53,139)	(134,806)
Payment of lease liabilities	(3,774)	(4,245)	(15,779)	(10,599)
Payment of accounts payable to selling shareholders	(10,884)	(13)	(132,154)	(19,455)
Loans and financings - additions	1,189,058	891,116	1,189,058	887,673
Loans and financings – payment	(905,582)	-	(1,116,911)	-
Net cash flows (used in) from financing activities	267,295	861,789	(128,925)	722,813

Foreign exchange effects on cash and cash equivalents	(298)	1,945	(583)	(2,147)
Increase in cash and cash equivalents	(61,738)	1,007,642	102,872	897,924

Cash and cash equivalents
At the beginning of the period	375,753	314,692	211,143	424,410
At the end of the period	314,015	1,322,334	314,015	1,322,334
Increase in cash and cash equivalents	(61,738)	1,007,642	102,872	897,924

Arco Platform Limited

Reconciliation of Non-GAAP Measures

Reconciliation of Adjusted EBITDA

	Three-month period ended September 30,		Nine-month period ended September 30,
(In thousands of Brazilian reais)	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) profit for the period	(72,464)	(144,060)	16,854	(152,268)
(+/-) Income taxes	(35,381)	(52,044)	(27,923)	(48,259)
(+/-) Finance result	53,882	104,594	43,853	166,832
(+) Depreciation and amortization	55,617	42,605	195,700	136,080
(+) Share of loss of equity-accounted investees	4,284	5,575	24,220	8,326
EBITDA	5,938	(43,330)	252,704	110,711
(+) Share-based compensation plan	21,596	42,993	40,745	64,041
(+) Share-based compensation plan and restricted stock units	16,922	41,630	26,752	57,315
(+) Provision for payroll taxes (restricted stock units)	4,674	1,363	13,993	6,726
(+) M&A expenses	1,490	15,299	10,676	29,055
(+/-) Other changes to equity accounted investees[3]	46	-	(17,712)	-
(+) Non-recurring expenses	8,083	296	8,083	948
(+) Effects related to Covid-19 pandemic	-	544	-	1,696
Adjusted EBITDA	37,153	15,802	294,496	206,451

Revenue	253,922	183,267	1,096,096	771,240
EBITDA Margin	2.3%	-23.6%	23.1%	14.4%
Adjusted EBITDA Margin	14.6%	8.6%	26.9%	26.8%

Reconciliation of Adjusted Net Income

	Three-month period ended September 30,
(In thousands of Brazilian reais)	2022	2021 pro forma[1]	2021 reported
	(unaudited)	(unaudited)	(unaudited)
Net loss for the period	(72,464)	(144,060)	(144,060)
(+) Share-based compensation plan	21,596	42,993	42,993
(+) Share-based compensation plan and restricted stock units	16,922	41,630	41,630
(+) Provision for payroll taxes (restricted stock units)	4,674	1,363	1,363
(+) M&A expenses	1,490	15,299	14,353
(+/-) Other changes to equity accounted investees[3]	46	-	-
(+) Non-recurring expenses	8,083	296	1,242
(+) Effects related to Covid-19 pandemic	-	544	544
(+/-) Adjustments related to business combination	31,435	114,669	131,064
(+) Amortization of intangible assets from business combinations	23,911	25,598	25,598
(+/-) Changes in accounts payable to selling shareholders	-	74,664	74,664
(+) Interest expenses, net (adjusted by fair value)	7,524	14,407	14,407
(+) Interest on acquisition of investments, net (linked to a fixed rate)[1]	-	-	16,395
(+/-) Non-cash adjustments related to derivative instruments and convertible notes	(32,690)	-	-
(+/-) Foreign exchange on cash and cash equivalents[1]	-	-	(1,945)
(+) Share of loss of equity-accounted investees[1]	-	-	5,575
(+/-) Tax effects	(19,441)	(51,579)	(61,738)
Adjusted Net Income	(61,945)	(21,838)	(11,972)

Net Revenue	253,922	183,267	183,267
Adjusted Net Income Margin	-24.4%	-11.9%	-6.5%
Weighted average shares	55,807	56,902	56,902
Adjusted EPS	(1.11)	(0.38)	(0.21)

	Nine-month period ended September 30,
(In thousands of Brazilian reais)	2022	2021 pro forma[1]	2021 Reported
	(unaudited)	(unaudited)	(unaudited)
Net (loss) profit for the period	16,854	(152,268)	(152,268)
(+) Share-based compensation plan	40,745	64,041	64,041
(+) Share-based compensation plan and restricted stock units	26,752	57,315	57,315
(+) Provision for payroll taxes (restricted stock units)	13,993	6,726	6,726
(+) M&A expenses	10,676	29,055	22,203
(+/-) Other changes to equity accounted investees[3]	(17,712)	-	-
(+) Non-recurring expenses	8,083	948	7,800
(+) Effects related to Covid-19 pandemic	-	1,696	1,696
(+/-) Adjustments related to business combination	89,472	204,482	235,329
(+) Amortization of intangible assets from business combinations	81,510	75,350	75,350
(+/-) Changes in accounts payable to selling shareholders	(26,320)	75,153	75,153
(+) Interest expenses, net (adjusted by fair value)	34,282	53,979	53,979
(+) Interest on acquisition of investments, net (linked to a fixed rate)[1]	-	-	30,847
(+/-) Non-cash adjustments related to derivative instruments and convertible notes[2]	(157,910)	-	-
(+/-) Foreign exchange on cash and cash equivalents[1]	-	-	2,147
(+) Share of loss of equity-accounted investees[1]	-	-	8,326
(+/-) Tax effects	(41,963)	(93,634)	(103,793)
Adjusted Net Income	(51,755)	54,320	85,481

Net Revenue	1,096,096	771,240	771,240
Adjusted Net Income Margin	-4.7%	7.0%	11.1%
Weighted average shares	55,940	57,109	57,109
Adjusted EPS	(0.93)	0.95	1.50

1)	Adjusted net income for previous periods presented in this column excludes the following adjustments: (i) Interest on acquisition of investments, net (linked to a fixed rate); (ii) Foreign exchange on cash and cash equivalents; and (iii) Share of loss of equity-accounted investees. Such adjustments will be no longer consider in the net income reconciliation from 4Q21 onwards and are presented for comparison purposes only in the “Reported” column.

2)	Such adjustment was previously named “(+/−) Changes in fair value of derivative instruments”.

3)	Refers to (gains) losses related to capital contribution from others on investees leading to an increase in equity of the investee.

Reconciliation of Free Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
(In thousands of Brazilian reais)	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loss profit before income taxes	(107,845)	(196,104)	(11,069)	(200,527)
(+/-) Non-cash adjustments to reconcile Adj. EBITDA to cash from operations	147,983	214,901	292,926	404,592
(+/-) Working capital (Changes in assets and liabilities)	49,609	55,340	102,238	72,457
Cash from operations	89,747	74,137	384,095	276,522
(-) Income tax paid	(3,101)	(19,167)	(50,575)	(70,684)
(-) CAPEX	(30,901)	(39,200)	(135,352)	(114,275)
Free cash flow to firm	55,745	15,770	198,168	91,563
(-) Interest paid on loans and financings & lease liabilities	(117,106)	(6,379)	(151,444)	(15,927)
(-) Interest paid on accounts payable to selling shareholders	(1,702)	(1,031)	(38,616)	(5,254)
(-) Payments for contingent consideration	(146)	-	(70,687)	(332)
(-) Payments of stock options¹	-	-	(75,578)	-
Free cash flow	(63,209)	8,360	(138,157)	70,050
(-) M&A classified as Payments of stock options¹	-	-	75,578	-
(-) M&A classified as CAPEX²	-	-	14,208	-
(-) M&A classified as payments for contingent consideration³	146	-	70,687	332
Free cash flow (managerial)	(63,063)	8,360	22,316	70,382

1)	For 9M22 considers R$75 million related to M&A payment booked as stock option plan expense (Geekie employees’ SOP).

2)	For 9M22, considers R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22) from the accounting CAPEX of R$135.4 million.

3)	For 9M22, considers R$70 million of contingent consideration related to M&A payment (difference between amount in the PPA and the final transaction amount calculated by the earn-out multiple.,

	Three-month period ended September 30,		Nine-month period ended September 30,
(In thousands of Brazilian reais)	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Free cash flow to firm	55,745	15,770	198,168	91,563
(+) M&A classified as CAPEX¹	-	-	14,208	-
Free cash flow to firm (managerial)	55,745	15,770	212,376	91,563

1)	For 9M22, considers R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22) from the accounting CAPEX of R$135.4 million.

Reconciliation of Taxable Income

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais)	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loss before income taxes	(107,845)	(196,104)	(11,069)	(200,527)
(+) Share-based compensation plan, RSU and provision for payroll taxes¹	26,215	44,929	7,401	53,965
(+) Amortization of intangible assets from business combinations before incorporation¹	7,477	725	21,323	10,485
(+/-) Changes in accounts payable to selling shareholders¹	17,751	92,173	41,355	131,584
(+/-) Share of loss of equity-accounted investees	4,284	(1,896)	24,220	(2,831)
(+) Net income from Arco Platform (Cayman)	(7,719)	2,971	(112,227)	16,771
(+) Fiscal loss without deferred	3,487	4,168	15,333	8,935
(+/-) Provisions booked in the period	(14,706)	(3,546)	29,413	9,781
(+) Tax loss carryforward	131,869	77,673	168,892	169,039
(+) Others	13,471	9,349	23,643	17,868
Taxable income	74,284	30,442	208,284	215,070

Current income tax under actual profit method	(25,257)	(10,350)	(70,817)	(73,123)
% Tax rate under actual profit method	34.0%	34.0%	34.0%	34.0%
(+) Effect of presumed profit benefit	-	-	-	3,266
Effective current income tax	(25,257)	(10,350)	(70,817)	(69,857)
% Effective tax rate	34.0%	34.0%	34.0%	32.5%
(+) Recognition of tax-deductible amortization of goodwill and added value²	17,692	10,867	44,560	32,802
(+/-) Other additions (exclusions)	3,181	(1,763)	8,063	(88)
Effective current income tax accounted for goodwill benefit	(4,385)	(1,246)	(18,194)	(37,143)
% Effective tax rate accounting for goodwill benefit	5.9%	4.1%	8.7%	17.3%

1)	Temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base that will yield amounts that can be deducted in the future when determining taxable profit or loss.

2)	Added value refers to the fair value of intangible assets from business combinations.